UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2023 (Report No. 3)

Commission file number: 001-39674

G MEDICAL INNOVATIONS HOLDINGS LTD.

(Translation of registrant’s name into English)

5 Oppenheimer St.

Rehovot 7670105, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

CONTENTS

On August 22, 2023, G Medical Innovations Holdings Ltd. (the “Company”) received a letter (the “Letter”) from the staff of The Nasdaq Stock Market (the “Exchange” or “Nasdaq”) notifying the Company that the Nasdaq Hearings Panel (the “Panel”) has determined to delist the Company’s ordinary shares from the Exchange, based on the Company’s failure to comply with the minimum $2,500,000 stockholders’ equity requirement under Nasdaq Listing Rule 5550(b). Trading in the Company’s ordinary shares on the Exchange will be suspended at the opening of trading on August 24, 2023.

The Company anticipates that effective August 24, 2023, the Company’s ordinary shares will be traded over-the-counter (OTC). The Company’s receipt of the Letter does not affect the Company’s business, operations or reporting requirements with the Securities and Exchange Commission (“SEC”).

This Report of Foreign Private Issuer on Form 6-K (the “Report”) is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-266090) and Form S-8 (File No. 333-266063 and File No. 333-273146) filed with the SEC, to be a part thereof from the date on which this Report is submitted to the extent not superseded by documents or reports subsequently filed or furnished.

Special Note Concerning Forward Looking Statements

This Report contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the anticipated trading of its ordinary shares over-the-counter effective August 24, 2023. Because such statements deal with future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties, and actual results, performance, or achievements of the Company could differ materially from those described in or implied by the statements in this Report. The forward-looking statements contained or implied in this Report are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on May 16, 2023, which is available on the SEC’s website, www.sec.gov, and in any subsequent filings with the SEC. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G Medical Innovations Holdings Ltd.

Date: August 23, 2023	By:	/s/ Yacov Geva
		Name:	Yacov Geva
		Title:	Chief Executive Officer

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